UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-54311
CAMPBELL GLOBAL TREND FUND, L.P.
 (Exact name of Registrant as specified in its charter)

2850 Quarry Lake Drive, Baltimore, Maryland 21209, (410) 413-2600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Campbell Global Trend Fund, L.P. Class A (1)       Campbell Global Trend Fund, L.P. Class C (1)
Campbell Global Trend Fund, L.P. Class B (1)       Campbell Global Trend Fund, L.P. Class D (1)
(1) These Units will be exchanged for Global Trend Fund Class E Units as described in the disclosure document.
(Title of each class of securities covered by this Form)
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 214

Pursuant to the requirements of the Securities Exchange Act of 1934 Campbell Global Trend Fund, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 6, 2013

CAMPBELL GLOBAL TREND FUND, L.P.
By:	CAMPBELL & COMPANY, INC.
General Partner

By:	/s/ G. William Andrews
G. William Andrews
Chief Executive Officer and Director